                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                       PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JANUARY, 2000

                                ---------------


                               PETSEC ENERGY LTD

                           Level 13, 1 Alfred Street
                                Sydney, NSW 2000
                                   Australia
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                Form 20-F      X        Form 40-F
                           ---------                ---------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                       Yes           No    X
                           -----         -----

                               PETSEC ENERGY LTD
                                ACN 000 602 700

18 January 2000

                  PETSEC ENERGY INC. SIGNS NEW CREDIT FACILITY

Sydney, Australia - Petsec Energy Ltd (ASX: PSA and NYSE: PSJ) today announced that its wholly owned subsidiary, Petsec Energy Inc., has signed a new $30 million secured credit facility. The new facility is with Foothill Capital Corporation and provides for availability of up to $30 million pursuant to a borrowing base calculation.

The proceeds of this new credit facility are being used to retire Petsec Energy Inc.'s existing secured debt with Chase Manhattan Bank, N.A., Bank of America, N.A. and Credit Lyonnais, and for general working capital purposes.

The new credit facility prohibits Petsec Energy Inc. from paying interest on its $100,000,000 principal amount of 9 1/2% Senior Subordinated Notes due 2007. As previously announced, Petsec Energy Inc missed the $4.75 million interest payment due on such notes on December 15, 1999. Petsec Energy Inc has scheduled a meeting with members of a committee of holders of the notes on Tuesday, January 18, 2000.

Petsec Energy Inc. is an independent oil and gas exploration and production company with operations in the offshore Gulf of Mexico and offices in Lafayette, Louisiana. Petsec Energy Ltd is headquartered in Sydney, Australia.



For further information please contact:

In Australia:                          In USA:

Terry Fern, Managing Director          Ross Keogh, Chief Financial Officer
Petsec Energy Ltd                      Petsec Energy Ltd
(61) 2 9247 4605 (phone)               (337) 989 1942 (phone)
(61) 2 9251 2410 (fax)                 (337) 989 7271 (fax)
Level 13, Gold Fields House            143 Ridgeway Drive, Suite 113
1 Alfred Street, Sydney NSW 2000       Lafayette, Louisiana 70503-3402

   Company information is available at Petsec's website http://www.petsec.com
                                                        ---------------------

1. Information in this report which relates to hydrocarbon reserves is based on information compiled by a person qualified in accordance with Listing Rule 5.11 and accurately reflects the information compiled by that person.

2. Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

                               PETSEC ENERGY LTD
                                ACN 000 602 700



19 January 2000


              PETSEC ENERGY INC. MANAGEMENT MEETS WITH BONDHOLDERS
              ----------------------------------------------------

Sydney, Australia - Petsec Energy Ltd (ASX: PSA and NYSE: PSJ) ("PEL") announced today that members of the management of Petsec Energy Inc. ("PEI"), PEL's wholly owned U.S. subsidiary, and its advisors, met with a steering committee of holders of its US $100,000,000 principal amount of 9 1/2% Senior Subordinated Notes due 2007. At the meeting discussions were held concerning alternative solutions to PEI's current financial situation. As previously announced, PEI missed the December 15, 1999 payment of interest on the notes.

PEI intends to continue discussions with its noteholders concerning alternative solutions with the goal of finding a solution that is mutually agreeable to both PEI and the holders of the notes. It is not intended that any further announcements regarding this matter will be made until either agreement is reached on a solution or it becomes apparent that no such agreement can be reached.





For further information please contact:

In Australia:                             In USA:

Terry Fern, Managing Director             Ross Keogh, Chief Financial Officer
Petsec Energy Ltd                         Petsec Energy Ltd
(61) 2 9247 4605 (phone)                  (337) 989 1942 (phone)
(61) 2 9251 2410 (fax)                    (337) 989 7271 (fax)
Level 13, Gold Fields House               143 Ridgeway Drive, Suite 113
1 Alfred Street, Sydney NSW 2000          Lafayette, Louisiana 70503-3402

   Company information is available at Petsec's website http://www.petsec.com
                                                        ---------------------

1. Information in this report which relates to hydrocarbon reserves is based on information compiled by a person qualified in accordance with Listing Rule 5.11 and accurately reflects the information compiled by that person.

2. Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                PETSEC ENERGY LTD



Date: February 9, 2000                          By:    /s/Ross A. Keogh
                                                -------------------------------

                                                Name:  Ross A. Keogh
                                                Title: Chief Financial Officer